

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

December 24, 2009

Keith E. Plowman
Executive Vice President, Chief Financial Officer
        and Principal Accounting Officer
The Bon-Ton Stores, Inc.
2801 East Market Street
York, Pennsylvania 17402

> **Re: The Bon-Ton Stores, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2009**
> **Filed April 15, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 4, 2009**
> **Form 10-Q for the Quarter Ended August 1, 2009**
> **Filed September 9, 2009**
> **Form 8-K**
> **Filed December 9, 2009**
> **File No. 000-19517**

Dear Mr. Plowman:

We have reviewed your letter dated December 15, 2009 and the filings listed above and have the following comments. Please feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 31, 2009

Note 1. Summary of Significant Accounting Polices, page F-7

Revenue Recognition - Loyalty Program, page F-10

1. We note your response to prior comment one and your reliance by analogy to ASC 605-50-25-3. It is not clear how your sales incentives are exercisable as a

Keith E. Plowman
The Bon-Ton Stores, Inc.
December 24, 2009
Page 2

result of a single exchange transaction as referenced in ASC 605-50-25-3. We note under your Loyalty Program customers accumulate points from multiple sales transactions and the incentive is offered after a certain level of points have been achieved allowing for an accrual of points earned based on the retail value of points estimated to be redeemed. We also note your representation that the loyalty program has been immaterial. Please confirm you will disclose your accounting policy for your loyalty program at such time it is determined to be significant as required by ASC 235-10-50.

<u>Current Report on Form 8-K filed December 9. 2009</u>

2. Please file complete copies of material agreements, including all exhibits, schedules and attachments. See Item 601(b)(10) of Regulation S-K. For example, we note that all of the exhibits and schedules were omitted from Exhibit 10.1 to this Current Report on Form 8-K. Please review your material agreements, and re-file complete agreements with your next current or periodic report.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of your disclosure to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions you may have.

Sincerely,
/s/ H. Christopher Owings
H. Christopher Owings
Assistant Director